UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

SOS Limited, a Cayman Islands company (the “Company”) held its 2024 annual general meeting of shareholders at 10:00 a.m. Eastern Time, August 15, 2024, at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China. Holders of a total of 80,634,164 shares (consisting of 63,718,653 Class A Ordinary Shares and 16,915,511 Class B Ordinary Shares), out of a total of 197,596,631 Shares (consisting of 180,621,180 Class A Ordinary Shares and 16,975,451 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum as of the record date of July 12, 2024. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against
Yandai Wang	229,439,353	3,263,330

Li Sing Leung	229,497,723	3,208,450

Russell Krauss	229,539,133	3,170,130

Douglas L. Brown	229,532,543	3,179,100

Ronggang (Jonathan) Zhang	229,559,733	3,147,410

Wenbin Wu	229,525,683	3,180,420

2.	To ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024

The shareholders approved the proposal.

For	Against	Abstain
230,904,763	1,775,670	193,330

3.	To approve and adopt the Company’s 2024 Equity Incentive Plan

The shareholders approved the proposal.

For	Against	Abstain
229,271,743	3,457,210	144,810

4.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, from US$1,200,000 divided into 240,000,000 ordinary shares of par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each (“Class A Ordinary Shares”) and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (“Class B Ordinary Shares”), by the creation of an additional 8,804,000,000 Class A Ordinary Shares of a par value of US$0.005 each (which shall rank pari passu in all respects with the existing Class A Ordinary Shares) and an additional 956,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$50,000,000 divided into 10,000,000,000 ordinary shares of par value of US$0.005 each (which shall rank pari passu in all respects with the existing Class B Ordinary Shares), comprising of 9,000,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 1,000,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”).

The shareholders approved the proposal.

For	Against	Abstain
228,858,303	3,755,930	259,530

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 16, 2024

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

2